April 30, 2012

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson
Ms. Jennifer Hardy

	Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for the year ended December 31, 2011
Filed February 23, 2012
File No. 001-05647

Dear Ms. Cvrkel, Ms. Simpson, and Ms. Hardy:

We received and have carefully reviewed your letter of April 16, 2012, which furnished us with comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. The following are our responses to the comments in your letter of April 16, 2012. We have organized our responses so that they appear in the order and format that you used in your April 16 letter. For your convenience, we have included the text of your comments as well as the Company’s responses.

* * * * * * * * * * *

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 27

1.

Comment: We note that for certain expenses such as advertising expenses, you analyze fluctuations from year to year as a percent of net sales. Although we do not object to such discussion to the extent it helps an investor analyze the results of your operations, we believe you should provide a discussion of the components and reasons for fluctuations in such expenses. Similarly, for other expenses such as other selling and administrative expenses, you do not quantify the changes in the various components of this expense or discuss the various factors responsible for the changes in the various components of selling and administrative expenses. Your discussion of such expenses in future filings should be revised to quantify and discuss the impact of each significant component of a fluctuation in such expenses as well as the facts or circumstances responsible for changes in such expenses. Please revise accordingly.

Response: In future filings, Mattel’s results of operations disclosure will be revised to include a discussion of the components and reasons for fluctuations in advertising expenses. In addition, Mattel will quantify and discuss the impact of significant components which caused fluctuations within other selling and administrative expenses.

Note 14. Segment Information, page 93

2.	Comment: We note that as part of Mattel’s Operational Excellence 2.0 program, effective January 2012, Mattel has modified its organizational structure, which will result in changes to its operating segments. We also note that the new operating segments are: (i) North America, which will include Mattel Girls & Boys Brands U.S., Fisher-Price Brands U.S., and Canada, (ii) American Girl, and (iii) International. With regards to this change in your organizational structure, please tell us and revise the notes to your financial statements in future filings to explain in further detail how you reorganized your internal organization and reporting structure such that it is now appropriate to include both your previous Mattel Girls and Boys Brands U.S. segment and your Fisher-Price Brands U.S. segment into a single reportable segment.

Response: Effective January 1, 2012, Mattel’s Chief Executive Officer (“CEO”) and Chairman of the Board, Robert Eckert, relinquished his CEO duties and a new CEO was appointed, Bryan Stockton. Mattel’s CEO is its Chief Operating Decision Maker (“CODM”), who, prior to 2012, regularly reviewed operating results, allocated resources, and assessed performance based on four segments: (i) Mattel Girls & Boys Brands U.S., (ii) Fisher-Price Brands U.S., (iii) American Girl, and (iv) International. During 2011, Mattel completed a detailed analysis of its operations, determined that the U.S. commercial operations needed to be segregated from its brand strategy and product development processes, and developed a comprehensive reorganization to effectuate these changes. One of the outcomes of these changes was a change to how the CODM reviews operating results, allocates resources, and assesses performance. As more fully described below, the reorganization changed the way the U.S. business operates, and combined the responsibility for the U.S. business with Canada under one leadership team, to form the North America division. The CODM, who is the current CEO, Bryan Stockton, now reviews operating results, forecasts, and budgets for North America, American Girl, and International. Consistent with the reorganization, effective January 1, 2012, the CODM no longer reviews operating results, forecasts, or budgets for Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S.

As a central element of the restructuring, Mattel’s organizational structure for the U.S. operations has been reorganized in order to simplify the organizational structure and to move decision-making for the U.S. business closer to its retail customers and its toy consumers. Prior to the reorganization, the functions of the U.S. operations were organized around the two U.S. operating segments, Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S. Both of the segments had distinct and separate reporting structures. This reorganization consolidated functions within the U.S. into a single reporting structure that is no longer structured based on brands. The new structure is primarily organized based on customer-focused teams that are designated to specific retailers. This reorganization included:

•

The elimination of the President Mattel Brands position and restructuring of the General Manager and Senior Vice President (“SVP”) Fisher-Price and General Manager and SVP Mattel Girls & Boys Brands positions into three new positions: Executive Vice President (“EVP”) North America, EVP Global Brands Team Fisher-Price, and EVP Global Brands Team Mattel Girls & Boys. The executive leadership portion of the reorganization was implemented on January 1, 2011, with the full reorganization being completed effective January 1, 2012. This realigned all responsibility for North America operations under a single position, EVP North America, who is a direct report of the CEO. This reorganization was focused on improving both our business execution in the U.S. and to broaden the focus of our brand and product development into a truly global focus.

Under the new organizational structure, the North America division has responsibility and accountability for managing the U.S. and Canada commercial operations, with complete responsibility for all aspects of its operating performance, and has discrete financial information, including sales. The global brand teams are focused on the development of global brand strategy and product design and development. The global brand teams manage their respective cost centers, which are allocated to the operating segments, including North America, but do not have responsibility for sales.

•

Realignment of our U.S. sales force to create a single point of contact for our top customers. The reorganization is intended to simplify the interactions with our customers and provide a single process, regardless of brand. The reorganization resulted in the SVP U.S. Sales position reporting to the EVP North America who is responsible for all brands. Although there was a single SVP U.S. Sales prior to the reorganization, the organization below this position has been restructured as discussed above.

•

The reorganization of the marketing organization resulted in complete realignment of duties to separate commercial responsibilities from brand strategies and product development within the two distinct marketing organizations into three new organizations, the U.S. marketing organization headed by the SVP Marketing reporting to the EVP North America, the Fisher-Price brand strategy and product development organization reporting to the EVP Global Brands Team Fisher-Price, and the Mattel Girls & Boys Brands strategy and product development organization reporting to the EVP Global Brands Team Mattel Girls & Boys. Further, our U.S. marketing organization consists of both market and customer specific marketing teams, including marketing support that is organized by retailer to support the sales team. Prior to the reorganization, the customer marketing teams and the reporting structure were separately organized to report through the previous segments for Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S. The reorganized structure includes U.S. customer marketing that is focused on customer specific research, programs, and initiatives, including research on the shopping patterns of consumers by retailer and providing category management support to retailers by advising them on order replenishment.

•

Realignment of our customer forecasting and customer service teams to fully combine them into a single team that is organized by retailer. Prior to the reorganization, certain groups within these teams were segregated and organized as separate groups within the two U.S. operating segments. The customer forecasting and service teams are now fully integrated and responsible for forecasting all products by retailer, allocating all products based on availability, receiving and assigning inventory to orders, and releasing the products to fulfill orders. Fully integrating these teams into retailer focused teams versus brand focused teams is intended to improve overall execution by simplifying customer interactions and improving forecasting. The reorganization resulted in a single Vice President (“VP”) Forecasting and Customer Service position that reports to the EVP North America, as compared to separate organizations for Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S.

•

Realignment of our finance function to combine them into a single team that is focused on the North America business operations, financial reporting, and planning. Prior to the reorganization, the finance teams were organized as separate groups within each of the two U.S. operating segments. The North America finance team effectuated the financial reporting associated with this complex reorganization by working with the business teams to restructure the accounting and financial reporting to be consistent with the new organizational structures. The reorganization resulted in most commercial finance roles reporting through a single VP Finance for the North America segment.

Comment: As part of your response and your revised disclosure, please explain in further detail how your chief operating decision maker (“CODM”) reviewed and analyzed the Company’s results of operations for purposes of making decisions about resources to be allocated to the segments and to assess performance under both the prior organizational and reporting structure as well as under the new organizational and reporting structure pursuant to the guidance in ASC 280-10-50.

Response: The 2012 process utilized by the CODM to review and analyze results of operations for purposes of making decisions about resources to be allocated to each segment and assess its performance is as follows:

•

In early February 2012, revenue and operating profit targets were set by the CODM for each of the segments: North America, American Girl, and International, and were provided to each segment manager, the EVP of North America, the EVP and President American Girl, and the EVP International, who are all direct reports of the CODM.

•	Mattel’s consolidated annual plan is included in the March Corporate Management Report, which is reviewed by the CODM and presented to the Board of Directors.

•

The annual incentive plan for each of the segment managers has a component of 35% to 50% that is based on achievement of the plan for each respective segment. The EVP North America incentive plan incorporates a 35% component based on the performance of the North America division. There are no incentive components for the EVP North America associated with either of the previous Mattel Girls & Boys Brands U.S. or Fisher-Price Brands U.S. divisions.

•

After the annual forecasting process is complete, the CODM reviews weekly reports that cover shipping trends, point-of-sale information, customer fulfillment rates, inventory estimates, and other foreign exchange and commodity data, and monthly and quarterly financial results. The CODM regularly interacts with each of the segment managers, including the EVP North America, regarding the operating performance of each segment.

•	During the process, the CODM did not and does not review actual or forecasted financial results below the North America, American Girl, and International segment levels.

Prior to 2012, the CODM regularly reviewed discrete financial information for the Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S. segments to make decisions about resources to be allocated and to assess performance for Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S. separately. The process utilized was similar to the current process; however, the monthly and quarterly reports provided to Mr. Eckert consistently included a breakout of the Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S. segments. In addition, during the forecasting process, Mr. Eckert would review Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S. separately and allocate resources based on this level of review. Although the incentive plan was adjusted in 2011 to reflect the current segment structure and the EVP North America position had been created, the underlying organization had not been reorganized and the operating results of the Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S. segments continued to be separately reviewed. Prior to 2011, the segment components of the incentive plan included distinct Mattel Girls & Boys Brands U.S. and Fisher-Price Brands U.S. segment results.

We believe that due to the reorganization of our internal organization and reporting structure and the manner in which the CODM reviews financial information and allocates resources, effective January 1, 2012, it is appropriate to change Mattel’s operating segments.

Comment: In a related matter, please explain why you also believe it is appropriate to include your Canadian operations in this same reportable segment. We may have further comment upon review of your response.

Response: We believe it is appropriate to include our Canadian operations in the North America segment because it is consistent with the manner in which our CODM currently makes decisions about resources to be allocated and assesses performance. The responsibility for Canada resides with the EVP North America and the EVP North America is compensated based on North America’s financial results. While our Canadian operations engage in business activities from which it may earn revenue and incur expenses, we do not believe that our Canadian operations meet the definition of an operating segment as defined above because the CODM does not use its discrete financial information to evaluate performance and does not allocate resources directly to Canada. In addition, our Canadian operations do not meet any of the quantitative thresholds in ASC 280-10-50-12 for revenue, profit, or assets. Canada’s operations represented less than 5% of total revenues and operating income for the year ended December 31, 2011, and represented less than 3% of total accounts receivable and inventory as of December 31, 2011.

3.	Comment: Also, as part of your response, please confirm that you will revise your segment results for prior periods in future filings so they are presented consistently with your new organizational and reporting structure pursuant to the guidance in ASC 280-10-50-34. If not, please explain why you do not believe that it is practicable to do so.

Response: In future filings, Mattel’s segment results will be revised to present prior period results consistent with its new organization and reporting structure.

General

4.	Comment: Please update us on your contacts with Iran and Syria since your letter to us of August 4, 2008. We note 2012 news articles reporting that shops in Iran were selling Barbie dolls. We also note your representations to us in 2008 that certain of your licensees had authorized territories that included Syria and that you received a small amount of royalties from some of the licensees’ sales of their products into Syria. Your 10-K does not include disclosure regarding any contacts with Iran or Syria.

Response: Mattel is aware of a series of press articles, appearing in January, 2012, reporting that the Iranian Police had closed down local stores selling Barbie dolls. The sale of Mattel products directly or indirectly to Iran, or any other country subject to United States Government anti-terrorism sanctions, is contrary to long-established Mattel corporate policy. For that reason, Mattel has conducted an internal review in order to ascertain the possible sources of Barbie dolls that were, apparently, being sold in retail establishments in Iran. Through that review, Mattel has confirmed the following points:

•	Mattel’s records show no sales by Mattel, or any of its subsidiaries, of any Mattel products to any person or entity in Iran.

•

Neither Mattel nor any of its subsidiaries has authorized any distributor or reseller to distribute or resell any Mattel products, including Barbie dolls, in Iran. To the contrary, Mattel’s standard distribution agreements: (i) specifically require the distributor to comply strictly with all United States export control and trade sanctions laws and regulations, including the regulations prohibiting commercial transactions with Iran; and (ii) provide that Mattel has a right of immediate termination in the event that the distributor sells or supplies any Mattel products to any country that is subject to a United States Government embargo or that has been designated by the United States Government as a terrorist-supporting country.

Mattel believes that any Barbie dolls that may have been sold in Iran were either counterfeit products unlawfully manufactured and sold by a third party without authorization from Mattel, or “grey market” goods acquired by a third party from a Mattel distributor, and resold by that third party in Iran without the authorization or knowledge of Mattel.

Comment: As you know, Iran and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2008 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Iran and Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

Response: Subject to the discussions of (i) trademark registrations and renewals and (ii) HIT Entertainment Ltd. set forth below, since our 2008 letter, neither Mattel nor any Mattel subsidiary has had any contact with Iran or Syria, or the government of either country. Without limiting the generality of that statement, neither Mattel nor any Mattel subsidiary has sold any products directly or indirectly to any person or entity in Iran or Syria, or authorized any distributor or reseller to distribute or resell any Mattel products in Iran or Syria.

In the ordinary course of Mattel’s business, Mattel grants licenses to third parties (“licensees”) for use of Mattel’s trademarks, copyrights and brands for use on non-toy products manufactured and sold by such licensees. Since Mattel’s 2008 letter, Mattel has not granted any licenses which include Syria among the licensee’s authorized distribution territory for the licensed products. Mattel’s “Corporate Responsibility Guide for Licensees,” which is furnished to all licensees, forbids the manufacture or sale of any Mattel-branded products in or to any country that is subject to a U.S. trade embargo (including specifically Iran and Syria). In addition, Mattel’s standard license agreements generally provide Mattel with an immediate right of termination in the event that the licensee sells or supplies any products bearing Mattel’s trademarks, copyrights, or brands, to any sanctioned or terrorist supporting country. During the period 2009 through 2011, Mattel received a de minimis amount of royalty payments, in aggregate less than $700, corresponding to licensees’ sales of licensed products in Syria. Those sales were not authorized by Mattel. Mattel has identified one license, dated January 1, 2008, that its Fisher-Price subsidiary concluded with another U.S. company that includes Iran within the licensee’s authorized territory. Mattel believes that that reference to Iran in the license agreement was an inadvertent error, as the licensee has not made any sales, and has not conducted any other activities under the license agreement, with or in Iran. When Mattel agreed to extend this license beyond its originally scheduled expiration dated of December 31, 2010, Iran was excluded from the licensee’s authorized territory.

As part of its program of protecting its intellectual property rights around the world, Mattel does have a small number of trademarks registered in Iran and Syria. From time to time, Mattel uses local trademark agents in Iran and Syria, and makes submissions through those trademark agents to the government trademark offices in Iran and Syria, in connection with the registration, maintenance and renewal of those trademarks. The registration, maintenance and renewal of trademarks by a United States corporation, such as Mattel, in Iran and Syria has been specifically authorized by the Treasury Department’s Office of Foreign Assets Control (OFAC).

On February 1, 2012, Mattel acquired Helium Holdings 1A Ltd., a private limited company existing under the laws of Jersey, and its subsidiaries (hereinafter referred to collectively as “HIT Entertainment”), which is engaged in the business of licensing certain characters and brands, and television programming featuring those characters. Mattel has determined that HIT Entertainment has four categories of pre-existing licensing arrangements that involve one or more sanctioned or terrorist-supporting countries, including Iran or Syria. The four categories of such licensing arrangements are as follows:

•

HIT Entertainment has granted various pan-regional licenses to entities located in third countries, which authorize those licensees to affix HIT Entertainment proprietary characters and brands to certain consumer products for resale to customers located in multiple countries, which, in some cases, include Iran, Syria and/or Sudan. Mattel has confirmed, however, that none of those licensees has reported any sales of such consumer products to any customer located in Iran, Syria or Sudan, except on a single occasion prior to Mattel’s acquisition of HIT Entertainment. On that one occasion, a licensee, whose territory does not even include Sudan, made a sale of a small quantity of licensed consumer products, of de minimis value, to a customer in Sudan.

The other three contractual arrangements described below involve “information and informational materials” which are excluded from the prohibitions of the various United States economic sanctions directed at Iran, Syria and Sudan:

•

HIT Entertainment has also granted pan-regional licenses to entities located in third countries to broadcast pre-existing television programming to viewers in multiple countries, which, in some cases, include Iran, Syria and/or Sudan. In each case, the third country licensee paid a single license fee to HIT Entertainment for the rights granted to that television programming. As such, none of the revenues derived by HIT Entertainment from this category of licensing arrangement are attributable to the licensees’ broadcasting or other use of the licensed television programming in one or more of the sanctioned countries.

•

HIT Entertainment has granted pan-regional licenses to entities located in third countries to: (i) translate children’s magazines and other publications featuring HIT Entertainment characters; and (ii) manufacture DVDs containing pre-existing television programming featuring HIT Entertainment characters, for distribution within multiple countries. In some cases, the licensee’s territory includes one or more sanctioned countries, such as Iran or Syria. HIT Entertainment, however, has no record of receiving any royalties from any of these licensees based on sales of licensed products in Iran or Syria.

•

HIT Entertainment has granted a license to a third party located in the United Arab Emirates (the “UAE”) which authorizes that licensee to grant sublicenses to pre-existing television programming featuring HIT Entertainment characters for broadcast in Iran. Upon granting any sublicense for the broadcasting of that pre-existing television programming, the UAE licensee was required to pay a license fee to HIT Entertainment. The total amount of all licensee fees paid by that UAE licensee to HIT Entertainment, all of which were received by HIT Entertainment before Mattel’s acquisition of that company, was less than $65,000, which Mattel believes to be a de minimis amount.

Immediately upon the closing of the HIT Entertainment acquisition transaction, Mattel’s management notified HIT Entertainment that (i) HIT Entertainment may not grant any licenses to any HIT Entertainment characters or brands involving the sale of any products, or the transmission of any television programming, to any sanctioned country, including, but not limited to, Iran and Syria; (ii) HIT Entertainment must notify each consumer products licensee of the deletion of each sanctioned country from that consumer products licensee’s territory; and (iii) the television programming license granted to the UAE licensee, for broadcasting to viewers in Iran, must be allowed to expire in accordance with its terms, and may not be renewed or extended, and, in the meantime, HIT Entertainment may not furnish any service in support of the license granted to that UAE license.

The sale of Mattel products directly or indirectly to Iran, or any other country subject to United States Government anti-terrorism sanctions, is contrary to long-established Mattel corporate policy. Mattel’s management has published a Trade Sanctions and Export Control Policy, which requires strict compliance with United States export control and trade sanctions laws and regulations, and specifically prohibits any transaction with any country that is subject to a United States Government trade embargo or that has been designated by the United States Government as a terrorist supporting country. In furtherance of that Trade Sanctions and Export Control Policy, Mattel has established a corporate procedure regarding sanctioned countries and export controls. Key elements of that corporate procedure include:

•

Screening of prospective business partners, including suppliers, distributors, resellers, licensees and licensees’ contract manufacturers, with the Bridger Insight XG (BIX) software. That BIX software screening is designed to identify any person or entity that is: (i) located in a sanctioned or terrorist-supporting country; (ii) affiliated with the government of a sanctioned or terrorist-supporting country; or (iii) listed on any of the United States Government’s or other governments’ lists of prohibited and restricted parties. Any proposed transaction with a business partner with an address located in a sanctioned or terrorist-supporting country, including Iran and Syria, is automatically flagged by the BIX system, and then reviewed and blocked by the Mattel Law Department.

•

In-person and web-based training, conducted on a quarterly basis by the Mattel Law Department for Mattel employees around the world regarding trade sanctions and export control compliance, including the restrictions on dealing with sanctioned and terrorist-supporting countries, and Mattel’s requirements for screening of prospective business partners through, and the operation of, the BIX system.

Mattel respectfully submits that the foregoing information fully addresses your comment and request for an update regarding Mattel’s contacts with Iran and Syria. Mattel further believes that the foregoing information is immaterial from both a quantitative and a qualitative perspective, and, in view of the de minimis and lawful nature of Mattel’s contacts with Iran and Syria is not the kind of information that could reasonably be expected to be considered important by investors.

* * * * * * * * * * *

In connection with our response to your comments on our filing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer

cc:	Bryan Stockton, Chief Executive Officer
Robert Normile, Executive Vice President, Chief Legal Officer and Secretary